SEC Mail Processing Section

AUG 2 8 2012

Washington DC 402

SECU[...]ISSION



12062740

AN[...]ORT

FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 30097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2011 (MM/DD/YY) AND ENDING June 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Portsmouth Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Market Street, 7th Floor
(No. and Street)

San Francisco, California 94105
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis P. Collins (415) 543-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. Wm. Krueger, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

591 Redwood Highway, Suite 5295, Mill Valley, California 94941
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis P. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Portsmouth Financial Services, as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & C.E.O.

Title

Notary Public See attached

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of San Francisco

On 8/27/12 (Date) before me, Marco Montoya Notary Public (Here Insert Name and Title of the Officer),

personally appeared Dennis Patrick Collins (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.


MARCO A. MONTOYA
Commission # 1898133
Notary Public - California
San Francisco County
My Comm. Expires Aug 1, 2014

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: [signature] (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Financial Statement Report

Document Date: 6/20/12 Number of Pages: 20 including acknowledgment

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signer's Name:

☐ Corporate Officer — Title(s):

☑ Individual

☐ Partner — ☐ Limited ☐ General

☐ Attorney in Fact

☐ Trustee

☐ Guardian or Conservator

☐ Other:

Signer Is Representing: Self

RIGHT THUMBPRINT OF SIGNER

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Signer's Name:

☐ Corporate Officer — Title(s):

☐ Individual

☐ Partner — ☐ Limited ☐ General

☐ Attorney in Fact

☐ Trustee

☐ Guardian or Conservator

☐ Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER

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 Item #5907

PORTSMOUTH FINANCIAL SERVICES

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED JUNE 30, 2012

K. H. Wm. KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

K. H. Wm. Krueger
CERTIFIED PUBLIC ACCOUNTANT

August 10, 2012

Dennis Collins
Portsmouth Financial Services
625 Market Street, 7th Floor
San Francisco, California 94105

REPORT OF INDEPENDENT AUDITOR

I have audited the statement of financial condition of **Portsmouth Financial Services** as of **June 30, 2012**, and related statements of operations, changes in shareholder's equity and cash flow for the year then ended (that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934). These financial statements are the responsibility of the management of **Portsmouth Financial Services.** My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly the financial position, in all material respects, of **Portsmouth Financial Services** as of **June 30, 2012**, and the results of its operations, changes in shareholder's equity and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountant

591 Redwood Highway, Suite 5295, Mill Valley, California, 94941 Telephone: 415.388.6633 Fax: 415.388.6607

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

ASSETS

CASH AND CASH EQUIVALENTS		$ 120 989
DEPOSIT - PERSHING & CO.		50 000
COMMISSIONS RECEIVABLE		160 168
PREPAID EXPENSES AND OTHER ASSETS		46 551
INCOME TAXES		600
FURNITURE AND EQUIPMENT, less accumulated depreciation of $62,622		1 312
		$ 379 620

LIABILITIES AND SHAREHOLDERS EQUITY

SALARIES AND COMMISSIONS		$ 80 504
ACCRUED EXPENSES		52 559
TOTAL LIABILITIES		133 063
SHAREHOLDERS EQUITY:		
Common Stock - no par value:		
Authorized 100,000 shares - voting		
100,000 – non-voting		
Issued and outstanding 94,211 shares	$ 94 211	
Paid in capital	130 049	
Retained earnings	$ 22 297	246 557
		$ 379 620

See notes to financial statements

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2012

REVENUES:		
Commissions and Fees		$ 3 533 705
Investment Income		24 819
		3 558 524
EXPENSES:		
Commissions	$ 2 432 228	
Officers salaries and commissions	381 489	
Employee compensation and benefits	319 047	
Operating expenses	332 732	
Trading costs	27 160	
Rent	195 625	3 688 281
LOSS BEFORE INCOME TAXES		(129 757)
INCOME TAX		800
NET LOSS		$ (130 557)

See notes to financial statements

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

YEAR ENDED JUNE 30, 2012

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholders Equity
Balance at July 1, 2011	$ 64 211	$ 40 122	$ 152 854	$ 257 187
Common Stock Issued	30 000	89 927		119 927
Net Loss			(130 557)	(130 557)
Balance at June 30, 2012	$ 94 211	$ 130 049	$ 22 297	$ 246 557

See notes to financial statements

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF CASH FLOW

YEAR ENDED JUNE 30, 2012

CASH FLOW FROM OPERATING ACTIVITIES:		
Net loss from operations		$ (130 557)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation expense		9 960
Changes in assets and liabilities:		
Commissions receivable	$ 89 403	
Prepaid expenses and other assets	(107)	
Federal and State income taxes	21 647	
Salaries and commissions	(120 932)	
Accrued expenses	20 124	
Total adjustments		10 135
NET CASH USED BY OPERATING ACTIVITIES		(110 462)
CASH FLOW FROM INVESTMENT ACTIVITIES:		
Purchase of equipment	(1 317)	
CASH USED BY INVESTMENT ACTIVITIES		(1 317)
CASH FLOW FROM FINANCING ACTIVITIES:		
Stock Issued	119 927	
CASH PROVIDED BY FINANCING ACTIVITIES		119 927
NET INCREASE IN CASH		8148
CASH AND CASH EQUIVALENTS, beginning of year		112 841
CASH AND CASH EQUIVALENTS, end of year		120 989
INCOME TAXES PAID		$ 800

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2012

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Portsmouth Financial Services (the Company) is a licensed securities broker-dealer registered with the SEC and FINRA and is engaged in the sale of securities and mutual funds, and is also a registered investment advisor, primarily in Northern California.

Security Transactions and Commissions

In accordance with industry practice, securities transactions and related commission revenues and expenses are recorded on a settlement date basis. The Company has entered into contracts with Pershing & Co., Inc. who has agreed to act as clearing brokers on a fully disclosed basis for all the Company's dealings with customer's securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of securities transactions.

The Company does have receivables and payables from and to brokers and funds as a result of sales commissions earned on security and mutual fund transactions.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed by the straight line method based on the estimated useful lives of the related assets.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income. Treasury bills and notes with less than one year to maturity at the time of purchase are carried at cost.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Asset Management and Advisor Income

Fees from Asset Management and Advisory fees are billed quarterly in arrears and recognized when billed.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred taxes payable or refundable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred liabilities or assets between years.

Uncertain Tax Positions

The Company accounts for uncertain tax positions in accordance with GAAP. GAAP prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken on a tax return. GAAP also provides guidance on recognition, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. There was no impact on total liabilities or stockholders equity as a result of the adoption of these provisions.

The tax years that remain subject to examination by major tax jurisdictions start with the year 2008.

Date of Management's Review

Management has evaluated subsequent events through August 10, 2012, the date on which the financial statements were available to be issued.

NOTE B - DEPOSIT

The Company has deposited $50,000 with Pershing and Co. as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

NOTE C - LEASE

The Company leases its office under a non cancelable operating lease which expires in June, 2013. Minimum rental payment for the next two years is:

2013: $ 194,000

NOTE D - PENSION PLAN

The Company has established a 401(k) plan covering all full time employees with over one year of service. The Company has not made contributions to the plan this year.

NOTE E - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and commissions receivables. The Company places their temporary cash investments with financial institutions and diversified mutual funds, thereby limiting the amount of credit exposure to any one financial institution. Concentrations of credit with respect to commissions receivables are limited due to the fact that most receivables are not payable to registered representatives until collected. As of June 30, 2012 the Company's only significant concentration of credit risk was with their checking accounts at a commercial bank. The Company balances on any day may exceed the insured amount by a material amount.

NOTE F - CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $50,000 or one-fifteenth of "aggregate indebtedness" as defined under the net capital rules. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2012, the Company had net capital of $154,869 and aggregate indebtedness of approximately $133,000, a ratio of .9 to 1.00.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company's transactions as a securities broker are executed with and on behalf of customers. The Company introduces these transactions for clearance to an Exchange member firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Therefore, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, which may result in a gain or a loss to the Company.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (Continued)

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis.

NOTE H - NET OPERATING LOSS

The Company has a net operating loss carryforward that can be used to offset taxable income in future years. The Federal carryforward amounts to $155.200 and State carryforward of $251,715 expires, unless used in prior years, as follows:

	Federal	State
2030		53 765
2031	31 945	79 295
2032	119 355	118 655

PORTSMOUTH FINANCIAL SERVICES

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS

PURSUANT TO RULE 15c3-1

JUNE 30, 2012

COMPUTATION OF NET CAPITAL		
Stockholder's equity		$ 246 557
NON ALLOWABLE ASSETS		
Net receivables over 30 days	$ 21 577	
Net 12(B)1 fees and other	21 648	
Prepaid expenses and other assets	47 151	
Furniture and other equipment	1 312	
Total non-allowable assets		(91 688)
NET CAPITAL		$ 154 869
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness - liabilities From Statement of Financial Condition		$ 133 063
Ratio of aggregate indebtedness to net capital		.9 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 8 871
Minimum dollar net capital requirement		$ 50 000
Net capital requirement (greater of above two amounts)		$ 50 000
Excess net capital		$ 104 849

PORTSMOUTH FINANCIAL SERVICES

STATEMENT REGARDING RECONCILIATION OF SCHEDULES

WITH THOSE FILED BY BROKER-DEALER

JUNE 30, 2012

The difference between net capital on the respondent's June 30, 2012 focus report as compared to these net capital financial statements is as follows:

Net capital per focus report			$ 182 461
Add:	Increase in net receivables	$ 7 318	7 318
Deduct:	Increase in accrued expenses	10 030	
	Increase in non allowable assets	24 880	(34 910)
Net capital per this report			$154 869

PORTSMOUTH FINANCIAL SERVICES

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

JUNE 30, 2012

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

All customary transactions are cleared through Pershing & Co. on a fully disclosed basis.

SUPPLEMENTAL INFORMATION

K. H. Wm. Krueger
CERTIFIED PUBLIC ACCOUNTANT

August 10, 2012

Board of Directors
Portsmouth Financial Services
San Francisco, California

In accordance with Rule 17a-5(e) under the Securities and Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by Portsmouth Financial Services and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Portsmouth Financial Services compliance with applicable instructions of the Assessment Reconciliation (Form SIPC-7). Portsmouth Financial Services management is responsible for Portsmouth Financial Services compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested, or for any other purposes. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012 as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments nothing no differences; and

5. Computed the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

591 Redwood Highway, Suite 5295, Mill Valley, California, 94941 Telephone: 415.388.6633 Fax: 415.388.6607

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



K. H. Wm. Krueger
Certified Public Accountant

PORTSMOUTH FINANCIAL SERVICES

SIPC SCHEDULE OF ASSESSMENTS AND PAYMENTS

YEAR ENDED JUNE 30, 2012

Total revenue per focus report		$ 3 558 524
Deductions per SIPC 7		1 534 403
SIPC net operating revenue		2 024 121
General assessment		$ 5 060
Payments:		
- SIPC 6	$ 2 497	
- SIPC 7	2 563	$ 5 060